Exhibit 99.1

FSD Pharma Inc. Appoints a New Independent Director

TORONTO--(BUSINESS WIRE)--June 3, 2021--FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the “Company” or “FSD”) is pleased to announce the appointment of Mr. Adnan Bashir as an independent member of its Board of Directors (the “Board”), upon the recommendation of the Company’s Compensation, Nomination and Governance Committee.

As previously announced, Mr. Frank Lavelle was elected to the Board at the Company’s annual general and special meeting of shareholders held on May 14th, 2021 (the “Meeting”). Shortly after the Meeting, Mr. Lavelle communicated his resignation to the Board, leaving a vacancy, and Mr. Bashir has been appointed to fill that vacancy. The Board considers Mr. Bashir to be “independent” within the meaning of applicable securities legislation.

Mr. Bashir has over 14 years of experience in strategic management and operations. In the last decade, Mr. Bashir was General Manager for Al Batha group, a diversified business conglomerate based in Dubai, UAE. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the US and China. Mr. Bashir also has extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones, and implementing new technologies. Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management and technical management.

“Adnan’s wealth of experience will add significant value to our Board,” Anthony Durkacz commented. “We look forward to working with him as we restore FSD.”

The Board is now comprised of Anthony Durkacz, Zeeshan Saeed, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari, Donal Carroll and Adnan Bashir.

FSD also announces the grant of stock options to directors and officers of the Company to purchase up to an aggregate of 2,170,000 Class B subordinate voting shares in accordance with the Company’s stock option plan. The options are exercisable at a price of C$2.25 per share and will expire three years from the date of grant.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward Looking Information

Certain statement contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the statement made by Anthony Durkacz regarding working with Mr. Bashir and restoring FSD. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Contacts

For additional information, please contact:
Anthony Durkacz
adurkacz@fsdpharma.com

Zeeshan Saeed
zsaeed@fsdpharma.com